INTERACTIVE BROKERS CORP.
<u>(SEC I.D. No. 8-53615)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Interactive Brokers Corp.
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Stockholder of
Interactive Brokers Corp.
Greenwich, CT

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2022

We have served as the Company's auditor since 2002.


Interactive Brokers Corp.
Statement of Financial Condition
As of December 31, 2021


(Dollars in thousands)

Assets

Cash	$	13,934
Financial instruments owned, at fair value		238
Receivables from affiliates		9,044
Property and equipment, net		15,938
Right-of-use assets		10,879
Other assets		4,650
Total assets	$	54,683

Liabilities and stockholder's equity

Liabilities

Accounts payable, accrued expenses and other liabilities	$	4,718
Payables to affiliates		11,542
Lease liabilities		11,526
Total liabilities		27,786

Stockholder's equity

Common stock, $0.01 par value per share		—
Additional paid-in capital		7,291
Retained earnings		19,606
Total stockholder's equity		26,897
Total liabilities and stockholder's equity	$	54,683


See accompanying notes to the statement of financial condition.


Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

1. Organization and Nature of Business

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliate, Interactive Brokers LLC ("IB LLC"), on an agency basis, and acts as counterparty for IB LLC's customers trading of fractional shares. The Company also provides technical co-location services to IB LLC.

The Company is wholly owned by IB Exchange Corp. (the "Parent"), which is wholly owned and consolidated by IBG LLC, a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the useful lives of property and equipment, compensation and other accruals, current and deferred income taxes, and contingency reserves.

Fair Value

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Cash

Cash consists of deposits with banks. At December 31, 2021, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

Financial Instruments at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned are stated at fair value based upon quoted market prices.

Property and Equipment

Property and equipment consist of purchased technology hardware and software, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method. Property and equipment are depreciated over the estimated useful lives of the assets. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Fully depreciated assets are retired periodically throughout the year.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of third parties' corporate debt issued with a similar risk profile as the Company and a duration similar to the lease term. The Company's leases have remaining terms of one to five years, some of which include options to extend the lease term, and some of which include options to terminate the lease upon notice. The Company considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Company is reasonably certain it will exercise such option.

The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of the grant, thereby establishing the fair value of each grant.

Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income tax requires significant judgment and estimates.

Deferred income tax assets and liabilities arise from temporary differences between the tax and statement of financial condition recognition of underlying assets and liabilities. In evaluating the ability to recover deferred tax assets within the jurisdictions from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and results of recent operations.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

The Company recognizes a tax benefit from an uncertain tax position only when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. A tax position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement.

The Company federal and certain state tax returns are filed on a consolidated basis by its Parent, along with other affiliates.

FASB Standards Adopted During 2021

Standard	Summary of guidance	Effect on statement of financial condition
Income Taxes (Topic 740) *Issued December 2019*	• Simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740.	• Adopted January 1, 2021. • The adoption of the changes did not have a material impact on the Company's statement of financial condition.

FASB Standards issued but not adopted as of December 31, 2021

Standard	Summary of guidance	Effect on statement of financial condition
Business Combinations (Topic 805) *Issued October 2021*	• Requires companies to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, "Revenue from Contracts with Customers". At the acquisition date, an acquirer should account for the related revenue contracts as if it had originated the contracts.	• Effective date: January 1, 2023. • The changes are not expected to have a material impact on the Company's statement of financial condition.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, its capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to some market risks. Exposures to market risks arise from equity price risk and foreign currency exchange rate fluctuations. The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities owned to support IB LLC's customers trading of fractional shares, which are included in financial instruments owned, at fair value in the statement of financial condition. The Company attempts to limit such risks by continuously reevaluating prices and by owning no more than one share of each security.

Currency Risk

The Company, from time to time, may be exposed to market risk arising from foreign currency exchange rate fluctuations. The Company manages this risk by monitoring its exposure to foreign currency and using spot (i.e., cash) currency transactions as needed to reduce such exposure. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

Credit Risk

The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Such risks are deemed to be immaterial to the Company's business activities.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2021, except for cash held at one major financial institution, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present, by level within the fair value hierarchy (see Note 2), financial assets and liabilities, measured at fair value on a recurring basis as of the December 31, 2021. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement. As of December 31, 2021, the Company did not have any financial liability measured at fair value.

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Stocks	$ 238	$ —	$ —	$ 238
Total financial instruments owned, at fair value	$ 238	$ —	$ —	$ 238

Financial Assets and Liabilities Not Measured at Fair Value

The table below represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as December 31, 2021. The table below excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value:					
Cash	$ 13,934	$ 13,934	$ 13,934	$ —	$ —
Receivables from affiliates	9,044	9,044	—	9,044	—
Total financial assets, not measured at fair value:	$ 22,978	$ 22,978	$ 13,934	$ 9,044	$ —
Financial liabilities, not measured at fair value:					
Payables to affiliates	$ 11,542	$ 11,542	$ —	$ 11,542	$ —
Total financial liabilities, not measured at fair value:	$ 11,542	$ 11,542	$ —	$ 11,542	$ —

5. Property and Equipment

The table below presents balances related to property and equipment as of December 31, 2021:

Computer equipment	$	22,876
Office furniture and equipment		431
		23,307
Less - accumulated depreciation		(7,369)
Property and equipment, net	$	15,938

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

6. Leases

All of the Company's leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2021, the weighted-average remaining lease term on these leases is approximately 3.4 years and the weighted-average discount rate used to measure the lease liabilities is approximately 3.55%. For the year ended December 31, 2021, right-of-use assets obtained under new operating leases were $13,435. The Company's lease agreements do not contain any residual value guarantees, restrictions or covenants.

The table below presents balances reported in the statement of financial condition related to the Company's leases as of December 31, 2021:

Right-of-use assets	$	10,879
Lease liabilities	$	11,526

The table below reconciles the undiscounted cash flows of the Company's leases as of December 31, 2021 to the present value of its operating lease payments:

2022	$	4,330
2023		3,558
2024		2,738
2025		813
2026		745
Thereafter		—
Total undiscounted operating lease payments		12,184
Less: imputed interest		(658)
Present value of operating lease liabilities	$	11,526

7. Employee Incentive Plans

Defined Contribution Plan

The Company offers all employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

2007 Stock Incentive Plan

Under IBG, Inc.'s Stock Incentive Plan, up to 30 million shares of IBG, Inc.'s Class A common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be canceled by the Company upon the participant's termination of employment or violation of certain applicable covenants before issuance, unless determined otherwise by the Compensation Committee.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. In 2021, the IBG, Inc.'s Compensation Committee approved a change to the vesting schedule for the Stock Incentive Plan. For awards granted on December 31, 2021 onwards, restricted stock units vest and become distributable to participants 20% on each vesting date, which is on or about May 9 of each year, assuming continued employment with the Company and compliance with non-competition and other applicable covenants. The vesting and distribution of grants prior to December 31, 2021 remain in accordance with the following schedule: (a) 10% on the first vesting date, which is on or about May 9 of each year; and (b) an additional 15% on each of the following six anniversaries of the first vesting.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year (see Note 2). In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, no vested awards remain undistributed.

The table below summarizes the Stock Incentive Plan activity for the period indicated:

	Stock Incentive Plan Units [1]	Intrinsic Value of SIP Shares which Vested and were Distributed [2]
Balance, December 31, 2020	131,714	
Granted	54,683	
Canceled	(2,609)	
Distributed	(27,571)	$ 1,919
Balance, December 31, 2021	156,217	

_____

(1) Stock Incentive Plan number of granted restricted stock units related to 2020 was adjusted by 22 restricted stock units during the year ended December 31, 2021.

(2) Intrinsic value of SIP units distributed represents the compensation value reported to the participants.

Awards previously granted but not yet earned under the Stock Incentive Plan are subject to the plan's post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2021, a total of 22,496 restricted stock units have been distributed under these post-employment provisions.

8. Commitments, Contingencies and Guarantees

Litigation

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2021, accruals for potential losses related to litigation matters were deemed not necessary.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

9. Income Taxes

The table below presents significant components of the Company's deferred tax assets and liabilities, which are reported in other assets and in accounts payable, accrued expenses and other liabilities, respectively, in the statement of financial condition as of December 31, 2021.

Deferred tax assets		
Deferred compensation	$	530
Other		3
Total deferred tax assets	$	533
Deferred tax liabilities		
Depreciation of property and equipment	$	3,065
Total deferred tax liabilities	$	3,065

As of and for the year ended December 31, 2021, the Company had no unrecognized tax liabilities as defined under ASC Topic 740 and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2021, the Company's tax years for 2017 through 2020 are subject to examination by the respective tax authorities.

10. Related Party Transactions

The Company's related party transactions are mainly conducted with IB LLC and IBG LLC. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company executes trades in securities options for and on behalf of IB LLC, and acts as counterparty for IB LLC's customers trading of fractional shares. The Company also provides technical co-location and other administrative services to IB LLC.

Pursuant to various service fee arrangements, the Company receives services from IBG LLC and its affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Included in the statement of financial condition are the following amounts with related parties as of December 31, 2021:

Receivables from affiliates	$	9,044
Payables to affiliates	$	11,542

11. Net Capital Requirements

As a broker-dealer registered with the SEC and NFA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which specifies minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,462, which was $515 in excess of required net capital of $947, and a ratio of aggregate indebtedness to net capital of 9.7 to 1.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2021
(Dollars in thousands, unless otherwise noted)

12. Subsequent Events

As required by FASB ASC Topic 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

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